October 10, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Attn: Mr. H. Christopher Owings

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:                             Titan Machinery Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed  October 10, 2007

File No. 333-145526

Dear Mr. Owings:

On behalf of Titan Machinery Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated September 28, 2007. We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require. The page numbers referenced in this letter are the same pages indicated in your letter dated September 28, 2007 and do not conform to the pages numbers in Amendment No. 2.

General

1.               We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

We will provide the price range and related information we are not entitled to omit pursuant to Rule 430A under the Securities Act in a future filing to allow the Commission sufficient time to review our complete disclosure prior to the distribution of any preliminary prospectuses.

2.               Please review your disclosure, particularly your Business section, and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not necessarily indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated. The following are examples only of the statements for which you need sources:

•                  “Farmers are currently enjoying historically strong economic fundamentals, which is driven in part by growing global demand for agricultural commodities, due in part to renewable energy and economic growth in developing countries.”  Our Industry, page 2.

•                  “In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America.”  Risk Factors, page 11.

•                  “We own and operate one of the largest networks of full service agricultural and construction equipment stores in North America. We are the world’s largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S.”  Summary, page 1 and Overview, page 25.

•                  “Agricultural equipment is purchased primarily for the production of food, fiber, feed grain and renewable energy. It is also purchased for home and garden applications and maintenance of commercial, residential and government properties. Total revenue for U.S. farm and garden equipment dealers was $55.4 billion in 2006 and is projected to grow to $58.2 billion by 2012, as adjusted for inflation. Deere & Company, CNH and AGCO Corporation are the largest global manufacturers and supply a full line of equipment and parts that address the primary machinery requirements of fanners. In 2006, revenue from agriculture operations was $10.2 billion for Deere & Company, $7.8 billion for CNH and $5.4 billion for AGCO.”  Agricultural Equipment Industry, page 43.

Please also revise these statements to indicate by what measure you believe that you, for example, have the largest network or are the world’s largest retail dealer.

A binder of supporting documentation, which is appropriately referenced to the statements in the registration statement that such material supports, will be provided to you under seperate cover. The statement made in the registration statement that “[w]e are the world’s largest retail dealer of Cash IH Agricultural equipment and a major retail dealer of New Holland Agriculture, Case Construction and hew Holland Construction equipment in the U.S.” is based on information provided to us from CNH during discussions with CNH. In addition, the registration statement has been revised in response to this comment.

Outside Front Cover of Prospectus

3.               On this page, you state that you have applied to have your common stock approved for quotation on the Nasdaq Global Market. Here, and throughout your document as applicable, please disclose that there is no guarantee that the Nasdaq Global Market will accept your application and no guarantee that your common stock will be quoted.

The registration statement has been revised in response to this comment.

Table of Contents

4.               The forepart of your document should consist only of the cover page, summary, and risk factors. Please move the paragraphs beneath the table of contents to another, more appropriate location in your prospectus.

The referenced paragraphs were relocated within the registration statement in response to this comment.

Summary, page 1

5.               Please remove all defined terms in the forepart of your document, specifically in the initial italicized paragraph of your Summary section. All defined terms in this part of your document should be clear from their context and, if they are not clear, please revise to make them so.

The registration statement has been revised in response to this comment.

6.               The Summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should consider removing or substantially shortening one or more of your Our Company, Titan Operating Model, Our Industry, Our Business Strengths, and Our Growth Strategy subsections. Please note that the Summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

The registration statement has been revised in response to this comment.

Summary Financial Data, page 6

7.               Please revise your reconciliation to reconcile to net income as opposed to income from operations. Please disclose the reasons why “adjusted EBIT” provides useful information to investors. In this regard, please disclose specifically how management uses this measure to conduct or evaluate its business; including the economic substance behind management’s decision to use such a measure. If management does not use such a measure to conduct and/or evaluate, please indicate this fact in your disclosure and tell us why you are presenting this as a performance measure given the lack of use by management. Finally, please also disclose the manner in which management compensates for the material limitations of adjusted EBIT as compared to net income. See Questions 8 and 15 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website at www.sec.gov/divisions/corpfin/faqs/nongaaapfaq.htm

The registration statement has been revised in response to this comment to reconcile to net income as opposed to income from operations and to reflect the fact that management also uses income from operations for planning purposes based on the limitations of adjusted EBIT. We believe the registration statement effectively discusses how management uses adjusted EBIT to conduct and evaluate our business (for budgeting and other planning purposes) and the economic substance behind management’s decision to use adjusted EBIT (because other income and floorplan interest expense are driven by operating decisions as opposes to other interests items related to capitalization).

Risk Factors, page 8

8.               Please note that the Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. A discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

•                  “Our business may be adversely affected if we are unable to manage growth.”  Page 10.

•                  “Failure to properly manage inventories of equipment would have a significant adverse effect on our operations.”  Page 11.

•                  “Our potential inability to improve and expand our internet sales could harm our business.”  Page 12.

•                  “We face strong and growing competition that could adversely affect our results of operation and growth.”  Page 13.

Also, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page 13 and the last risk factor on page 18. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 9, the first risk factor on page 10, the last risk factor on page 11, and the second full risk factor on page 12. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

The registration statement has been revised in response to this comment. We have deleted several risk factors to eliminate those that are not relevant to our business specifically and to reduce redundancy. We have also eliminated generic discussions of the disclosed risks and revised such generic risk factors so that they are specifically tailored to the risks we face.

Our business could be harmed by adverse changes in the agricultural..., page 11

9.               In this risk factor, you state that there are “many factors” that could adversely affect agricultural industries and result in a decrease in the amount of agricultural equipment that your customers purchase. Please disclose which of the factors, if any, is a material risk to you currently and how that factor could affect your business operations negatively.

We have revised this risk factor to list the material factors that could adversely affect our business and to split this risk factor into two—one that discusses changes in the agricultural industries and one that discusses changes in governmental policy.

Our business could be harmed by adverse changes in the construction industry, page 12

10.         Please revise this and the risk factor immediately following this risk factor to discuss the current state of the construction and housing industries in the specific markets you serve and how the situation affects you. Also, if you are going to discuss interest rate adjustments, please discuss the most recent interest rate adjustment and what, if anything, it could mean to you. Provide quantifiable information, if possible.

The registration statement has been revised in response to this comment.

Disruptions in our information technology systems, including our customer..., page 13

11.         Please disclose whether there is any material risk to you that your information and technology systems will be disrupted. If not, please tell us why you have included this risk factor.

We have reconsidered the materiality of this risk and deleted the risk factor referenced in this comment.

Our success is substantially dependent on our ability to attract and retain…, page 14

12.         You state that the loss of any of your skilled management, effective dealership managers, sales and marketing, and product services department personnel would be a material risk to you. Please disclose the names of the individuals to which you refer, their positions, and how the loss of that individual is material to your success. Otherwise, please tell us why this is a material risk that is particular to you.

We have reconsidered the materiality of this risk and deleted the risk factor referenced in this comment.

We are subject to product liability risks..., page 14

13.         We note your indication that you maintain product liability insurance. Mitigating language is generally not appropriate for risk factor discussion. Please delete this risk factor or alter it to describe that the real risk is the insufficiency of your coverage.

The registration statement has been revised in response to this comment by eliminating the mitigating language.

Because there has not been a public market for our common stock and our..., page 14

14.         In this risk factor, you list three factors, “most of which are outside of [y]our control,” that could cause the market price of your common stock to decrease significantly. Please consider making each factor you mention a separate risk factor if it is material and particular to you. Otherwise, please tell us how these factors, and this risk factor generally, is material to you.

We believe this risk factor is material to purchasers in the offering and that the risks related to our company described elsewhere in the prospectus could cause the risk described. We have made a revision to the risk factor to more specifically address the materiality of the risk. We have deleted the separate factors listed because we believe those concepts are adequately addressed elsewhere in the risk factor.

If equity research analysts do not publish research or reports about our..., page 15

15.         Please tell us why this risk factor is material to you, because your securities are not currently quoted on an exchange or listed on a market and there is no assurance at this time that they will be.

We have revised this risk factor to more specifically describe why this risk is material to us.

We will incur increased costs as a result of having publicly traded common stock...,page 17

16.         Some of your risk factors appear to state facts about the company, as opposed to discuss a real risk of which investors should be aware. Please revise this risk factor to disclose a risk or remove it. See also, “We do not intend to declare dividends...”

The registration statement has been revised in response to this comment. We have reconsidered the materiality of certain of these risks and eliminated some risk factors. We have also deleted purely factual information.

Use of Proceeds, page 20

17.         In this section, you list a series of uses for the proceeds of this offering. Additionally, please disclose the approximate amount you intend to use for each purpose.

We have included the known amounts of the use of proceeds. We are unable to quantify the cost of any potential acquisitions for which the proceeds would be used because no such acquisitions have been identified at this time.

18.         Among the uses of your proceeds, you state that you intend to fund future acquisitions of dealerships. If the acquisitions of these dealerships constitute a material amount of the proceeds and are considered assets acquired other than in the ordinary course of business, please describe briefly and state the cost of the assets and, where the assets are to be acquired from your affiliates or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

Alternatively, if the acquisitions of these dealerships are considered acquisitions of other businesses, please identify businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisitions, and provide a brief description of businesses. See Instruction 6 to Item 504 of Regulation S-K.

Any potential acquisitions that we intend to fund with the proceeds from this offering have not yet been identified. The registration statement has been revised accordingly.

19.         We note your statement that you reserve the right to modify the use of proceeds for other purposes in the event of changes in your business plan. Please note that you may reserve the right to change the use of proceeds, but you must also include a discussion of the certain and specific contingencies that could occur to cause you to change the uses of the proceeds of the offering. Also, you must include a discussion of the alternatives to the uses of proceeds if the disclosed contingencies occur.

We have deleted the sentence reserving our right to modify the use of proceeds for other purposes in the event of a change in our business plan.

20.         You state that pending the uses of the proceeds you describe, you intend to invest the net proceeds of offering in short- to medium-term, investment-grade, interest-bearing securities. Please disclose whether the interest you earn from these securities will be used in the same manner as the uses of the proceeds of the offering. If not, please disclose what you will do with the interest earned by these investments, if any.

The registration statement has been revised in response to this comment to disclose that we intend to use any investment interest for the same identified purposes.

Management’s Discussion and Analysis of Financial Condition and Results of..., page 25

21.         Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•                  economic or industry-wide factors relevant to your company, and

•                  material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We have revised the MD&A in several places to reflect your comment. We believe our quarterly comparisons and the overview in general has been revised to discuss the quality and variability of our earnings. We have added a discussion of industry factors that we believe will impact our results of operation. We have also added additional detail to the factors specific to our business that impact our results of operations, noting the opportunities and challenges available and our responses thereto. We had previously discussed in great detail the impact of acquisitions on our business, which we believe has the single largest impact on our results of operations.

Overview, page 25

22.         Please recharacterize your statement that you have a “well-established track record” of successfully integrating acquired stores, retaining acquired-store employees, and maintaining acquired-store customer relationships to characterize it as your belief. Please also provide support for this statement.

The registration statement has been revised in response to this comment.

Certain External Factors Affecting our Business, page 25

23.         In addition to disclosing the external factors affecting your business, please discuss how you believe these factors will affect you in the future and how these factors create material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them.

The registration statement has been revised in response to this comment by adding a detailed discussion of industry factors affecting our business.

Acquisitions, page 26

24.         In addition to disclosing the acquisitions you have made in the last few fiscal years, please discuss how these acquisitions have contributed to or detracted from your operations and how you believe they will affect your operations in the future.

The registration statement has been revised in response to this comment to discuss the contributions of these acquisitions. We do not believe there were any significant detractions impacting our operations.

25.         To the extent applicable, please disclose how you treat relocated stores or expansions in the square footage of stores, as well as stores that were closed during the period, in your definition of same-store sales.

The registration statement has been revised in response to this comment to note our treatment of relocated or closed stores.

Key Financial Statement Components, page 28

26.         Please tell us whether you incur freight-in charges on any of your inventoriable items. If so, please make it clear how such costs are accounted for in the financial statements. If not included as cost of inventory, please explain your basis in GAAP.

Typically, there are no freight-in charges, except in cases of special orders where such charges are included in cost of inventory. The registration statement has been revised accordingly.

Results of Operations, page 29

27.         In this section, you discuss the changes in operations in the three months ended April 30, 2007 compared to the three months ended April 30, 2006, the year ended January 31, 2007 compared to the year ended January 31, 2006, and the year ended January 31, 2006 compared to the year ended January 31, 2005. Please expand the information in this section to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

•                  In your Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006 subsection, you state that the increase in revenue for this period is “primarily due” to the $12.6 million in total revenue from the two acquisitions completed during fiscal 2007 and the two acquisitions completed during the first quarter of fiscal 2008. Further, you state that the remaining revenue growth is “reflective of the strong market for [y]our products and [y]our growing market share,” which is “attributable to same-store sales growth.”  Please discuss the underlying causes of the strong market for your products, your growing market share, and your same-store sales growth.

•                  In Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006 subsection, you state that the cost of revenue was primarily due to the additional $10.4 million in costs associated with the operation of your newly acquired stores. Also, you state that the remainder of the increase is reflective of the increase in “other general costs of generating revenue.”  Please disclose the other costs to you of generating revenue and quantify the effect that each factor has on the change in cost of revenue during this period.

•                  In the Fiscal Year Ended January 31, 2007 Compared to the Fiscal Year Ended January 31, 2006 subsection, you state that operating expenses, as a percentage of total revenue, increased to 12.8% in fiscal 2007 from 11.8% in fiscal 2006 “primarily due to an increase in sales commission based upon increased equipment gross profits.”  Please disclose the other factors contributing to this increase, quantify the effect that each factor had on the change, and discuss the underlying causes for the change.

The Results of Operations section of the registration statement has been revised in several places in response to this comment to identify causes for the changes in operating results and to describe the causes in more detail.

28.         Please revise your discussion of the provision for income taxes for each period presented to describe the underlying reasons for significant changes in your effective income tax rates between periods.

The registration statement has been revised in response to this comment to provide the requested information.

Three Months Ended April 30, 2007 Compared to Three Months Ended...,page 30

29.         Please tell us why you have left the line item for Total Revenue and Total Cost of Revenue in the tables you provide blank in your Revenue and Cost of Revenue subsections.

This was an inadvertent omission that we have corrected in the amendment to the registration statement.

Fiscal Year Ended January 31, 2007 Compared to Fiscal Year Ended January...,page 32

Revenue, page 32

30.         In this subsection, you state that same-store sales growth in fiscal 2007 was lower than in fiscal 2006 due to the “under-performance of one store, which [you] believe has been positively addressed.”  Please disclose the store to which you are referring, the problems causing the under-performance, and why you believe that the under-performance has been positively addressed.

The registration statement has been revised in response to this comment. Management has made a determination not to identify store performance by name because it does not believe such detail is necessary for an understanding of our operations, particularly in light of the additional detail provided in the revisions regarding the reasons for the change in performance. Also, we believe the store identification by location is not relevant to investors who are investing in our overall operations rather than in a specific store.

Liquidity and Capital Resources, page 36

31.         Please expand this disclosure to provide more information to better understand your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, please provide an analysis of any known trends and uncertainties that will result in, or that are reasonably likely to result in, a material increase or decrease in your liquidity. In addition, to the extent that you have material commitments for capital expenditures, please disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. See FRC Section 501.13, Item 303(a) of Regulation S-K, and SEC Release No. 33-8350 for further clarification.

The registration statement has been revised in response to this comment in the first paragraph under the Adequacy of Capital Resources section to add a discussion of the primary factors affecting our ability to generate cash and meet cash requirements. We believe that the second paragraph of this section effectively analyzes known trends and uncertainties that will impact our capital resources.

32.         In this section, please expand your discussions regarding your cash flow from operating, investing, and financing activities to explain the reasons for period-to-period changes, the intermediate causes of these changes, and quantify the effect of each contributing factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The registration statement has been revised in response to this comment.

Contractual and Commercial Commitment Summary, page 40

33.         Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations. For example, please disclose that the obligations do not include insurance, taxes, maintenance, and other costs required by operating leases, to the extent applicable. Also, please provide a context for readers to understand the impact of these costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The registration statement has been revised in response to this comment by including the requested information in a footnote to the table.

New Accounting Pronouncements, page 40

34.         Please revise to also discuss SFAS 155, 156, 157, 158 and 159 to the extent applicable. See SAB Topic 11:M.

The filing has been amended to address the new accounting pronouncements that we considered applicable to the Company.

Business, page 42

Our Company, page 42

35.         Either here or in your Products and Services subsection on page 51, please disclose the amount and percent of business activities that your new and used equipment sales, parts sales, repair and maintenance services, and equipment rental and other activities contribute to your overall business activities.

The registration statement has been revised in response to this comment to include this information under the Products and Services section.

Titan Operating Model, page 44

36.         Please expand your discussions of the strong stores, shared resources, and management development and succession planning elements in your Titan Operation Model, considering the Model is, as you indicate, your primary business strength.

The registration statement has been revised in response to this comment.

Business Strengths, page 45

37.         Please explain how you stock and access inventory across your entire contiguous network of stores, describe your distribution network, and discuss the geographic areas in which you operate.

We do not have a centralized inventory warehouse from which distributions to stores are made. Therefore we have deleted the reference to a distribution network. The registration statement has also been revised to discuss in more detail how our stores access inventory and to identify the geographic area in which we operate.

38.         In the second paragraph on page 46, you state that you “spend significant time and resources training [y]our employees to effectively service [y]our customers in each of [y]our local markets.”  Please describe in greater detail your training programs.

The registration statement has been revised in response to this comment to detail our training programs.

39.         In the third paragraph on page 46, you state that you have “developed an operating system and process that provides [y]our employees with defined objectives and frequent feedback of results within an entrepreneurial environment that allows them to work independently yet consistently throughout [y]our company.”  Please describe this operating system and process, including the defined objectives and types of frequent feedback you provide your employees.

The registration statement has been revised in response to this comment to describe our operating system and process.

40.         You state that you have low turnover among your best performing employees. Please disclose your turnover rate generally and the turnover rate of your best performing employees specifically. Also, please disclose how you identify you best performing employees.

We do not have a numeric employee turnover rate to include and have revised the discussion. We have added a discussion under “Unique Entrepreneurial Culture to Attract and Retain Superior Employees” to address our performance assessment and compensation programs, which we feel enable us to retain most of those employees who perform at or above expectations.

Growth Strategy page 47

41.         Please briefly discuss the acquisitions you identify on page 49, including why you chose to purchase these dealers, the cost of their purchase, how they performed after the purchase, and the time it took to integrate these stores into your operations through implementing your Titan Operating Model, with a view to supporting your indication that your acquisition track record historically has been, and in the future will be, accretive to earnings.

We believe we effectively discuss under “Make Selective Acquisitions” and throughout other sections of the document the importance of acquisitions to our growth strategy and the manner in which we identify targets. We also believe that we have addressed the comment regarding the time to integrate acquired stores in the section entitled “Integrate New Dealers into the Titan Operating Model”. We have revised the registration statement to add information regarding the cost and performance of the acquired stores in the aggregate. Individual store purchase price information is not relevant to the discussion in this section regarding our acquisition strategy generally and is provided in the footnotes to the financial statements. We have removed the reference to earnings accretion.

Suppliers, page 50

42.         Please disclose the options and alternatives available to you if you are no longer able to receive supplies from CNH.

The registration statement has been revised in response to this comment.

43.         Please disclose your practices and your industry’s practices relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

The registration statement has been revised in the fifth paragraph of the Suppliers section in response to this comment.

Floorplan Financing, page 52

44.         In the third paragraph of this subsection, you state that you have floorplan lines of credit from GE Capital and Bremer Bank. Please disclose the details of these floorplan lines of credit.

The registration statement has been revised in response to this comment to provide additional details regarding these floorplan lines of credit.

Competition, page 53

45.         In the first paragraph on page 54, you state that your competitors may seek to compete aggressively on the basis of pricing or inventory availability. Additionally, please disclose in greater detail your principal methods of competition and the positive and negative factors pertaining to your competitive methods and position in your industry. See Item 101(c)(1)(x) of Regulation S-K.

The registration statement has been revised in response to this comment to add a discussion in the Competition section regarding the impact of the competitive methods on our operations.

Information Technology Systems, page 54

46.         Please disclose the options and alternatives available to you if your integrated information system developed and supported by Dealer Information Systems Corporation became inoperable.

The registration statement has been revised in response to this comment.

Properties, page 56

47.         Please disclose the general character of your properties in a manner to reasonably inform investors as to the suitability, adequacy, and extent of utilization of your properties. See Item 102 of Regulation S-K.

The registration statement has been revised in response to this comment.

48.         Please disclose the general terms of your 24 store leases with entities affiliated with David Meyer and Tony Christianson and the 11 additional store leases with unrelated third parties. Also, please disclose whether the terms of the leases you have with entities affiliated with related parties were similar to terms you would have received from unaffiliated third parties. If not, please discuss any discounts or extra costs to you.

The Store Lease Agreements section of the registration statement has been revised in response to this comment.

Government Regulation, page 57

49.         Please discuss the material effects that compliance with the numerous federal, state, and local environmental rules and regulations may have upon your capital expenditures, earnings, and competitive position. Also, please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year, your succeeding fiscal year, and any other material periods. See Item 101(c)(1)(xii) of Regulation S-K.

The Governmental Regulation section of the registration statement has been revised in response to this comment.

Management, page 58

Gordon Paul Anderson, page 58

50.         You state that Gordon Paul Anderson has been an active board member of several businesses and technology ventures. Please disclose whether Dr. Anderson is a member of any registered company’s board of directors. See Item 401(e)(2) of Regulation S-K.

Dr. Anderson is not a member of any registered company’s board of directors.

Executive Compensation, page 62

Compensation Discussion and Analysis, page 62

51.         You mention each element of compensation paid to named executive officers, but it does not appear that you explain how you determine the amount you pay under each element and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, please explain how you determine the amount you pay in the form of discretionary bonuses. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

The registration statement has been revised in response to this comment. However, with respect to remaining factors set forth in Item 402(b)(2) of Regulation S-K, we do not believe that a discussion of any such factors would be material to an investor’s understanding of our compensation policies and decisions regarding our named executive officers.

52.         In the discussion of incentive cash bonuses, you indicate that they are awarded based on an executive’s contribution to achieving business objectives. You state that the awards are based on a subjective evaluation of each executive’s contribution towards achieving the business objectives, but it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination, as you make several references to “performance of [your] company.”  Please quantify these references. See Item 402 (b)(2)(v) of Regulation S-K. Otherwise, please tell us if you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

The registration statement has been revised in response to this comment to include the requested information.

Compensation Committee, page 63

53.         We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

We believe that the role of our Chief Executive Officer in determining executive compensation is addressed in the fourth paragraph of the “Setting Executive Compensation” section of our Compensation Discussion and Analysis. Mr. Meyer is our only executive officer who has historically had a role in setting executive compensation.

54.         If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the factors that will be considered in making stock option grants.

We have not adopted any formal policy with respect to stock option grants but may do so in the future if stock options become a more meaningful component of our compensation program. The registration statement has been revised in response to this comment.

Material Changes to Compensation Program, page 66

55.         Please revise this discussion as it relates to potential payments upon termination to quantify the estimated payments and benefits that would be provided upon termination, rather than stating “an amount equal to two times the sum of the annual base salary then in effect, plus the annual incentive bonus last paid prior to the termination.”  Please also disclose how you arrived at these terms. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

The registration statement has been revised in response to this comment to provide the requested disclosure.

Certain Relationships and Related Transactions, page 69

56.         Please disclose whether the terms of the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits.

The registration statement has been revised in response to this comment. We have also filed the relevant contracts as exhibits. We have relied on Item 601(b)(4)(iii)(B) in not filing the debt agreements with related parties, as they will be terminated in connection with the consummation of the offering. Relying on Item 601(b)(10)(iii)(A), we have also not filed any of the leases identified in our discussion of certain relationships and related transactions because none are material in amount or significance.

Principal and Selling Stockholders, page 74

57.         Please describe or reference the transactions by which the selling stockholders in the table acquired their shares.

The registration statement has been revised in response to this comment.

Description of Capital Stock, page 76

58.         We note your disclosure that you intend to reincorporate in Delaware prior to the completion of this offering. Please disclose and discuss this fact in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, Business section, and all other appropriate sections throughout your document. Also, in these sections, please discuss the process and likelihood of being reincorporated in Delaware and disclose all the ramifications and consequences of such a reincorporation to you.

The registration statement has been revised throughout in response to this comment, including a detailed discussion under Description of Capital Stock.

Registration Rights, page 77

59.         Please file the registration rights agreements you have with David J. Meyer, Adam Smith Companies, C.I. Farm Power, CNH, and any other stockholder as exhibits to your document.

We have filed our Shareholder Rights Agreement, as amended, which contains the registration rights.

Financial Statements. page F-1

60.         Please update your financial statements in your next amendment to include unaudited financial statements meeting the requirements of Rule 3-12(a) of Regulation S-X. The financial information presented throughout the filing should also be updated when you update your financial statements in accordance with Rule 3-12(a) of Regulation S-X.

The filing has been updated to include the financial statements and other financial information as of the Company’s second quarter ended July 31, 2007.

Independent Auditors’ Report, page F-2

61.         Please have your independent auditors revise their scope paragraph to refer to the Public Company Accounting Oversight Board in the first sentence. See PCAOB Auditing Standard No. 1.

The scope paragraph of the auditor’s opinion has been revised to refer to the auditing standards of the Public Company Accounting Oversight Board.

Consolidated Balance Sheets, page F-3

62.         Please explain to us how your classification of the Series A and B convertible preferred stock within permanent equity complies with Rule 5-02.29 of Regulation S-X. In this regard, we note that the redemption features are not solely within your control, which would require classification outside of permanent equity. Also, please explain to us how your accounting for the convertible preferred stock subject to future redemption complies with the measurement principles of EITF Topic D98. In doing so, please tell us:

•                  how you determined the fair value and initial carrying amount of convertible preferred stock at the date of issuance;

•                  whether it is probable that the convertible preferred stock will become redeemable and, if not, why; and

•                  whether you have recognized any increases or decreases in the carrying amount of redeemable convertible preferred stock and, if so, how you accounted for the changes.

Our financial statements have been revised to appropriately classify the Series A and Series B Convertible Preferred Stock as “temporary equity”. As referenced in paragraph 26 of EITF Topic No. D-98, these shares are conditionally redeemable preferred shares, outside the scope of FASB Statement No. 150, and accordingly, the accounting and measurement principles of Topic D-98 apply. As such, the instruments have been accounted for as follows:

•                  The initial carrying value of the shares was based upon their fair value at the date of issuance, which was based upon a determination made by our board of directors, in consultation with our financial advisors and negotiations with the Series A and Series B investors.

•                  The redemption of these instruments was determined to be “probable” during the quarter ended July 31, 2007, upon the Company’s decision to file a registration statement and initiate a public offering, at which time the unpaid, accrued dividends would be paid to the holders and the instruments would be converted to common shares. Accordingly, the value of the redeemable shares has been increased to reflect the value of the accrued dividends as of July 31, 2007.

63.         Please revise to state the number of shares authorized, issued, and outstanding for your common stock for the years presented. Refer to Rule 5-02(30) of Regulation S-X.

Our financial statements have been revised to disclose the number of shares authorized, issued and outstanding on the face of the balance sheet.

64.         Please tell us your basis in GAAP for classifying syndication fees as a deduction from stockholders’ equity.

As discussed in SAB Topic 5A, specific incremental costs directly attributable to an actual offering of securities can be charged against the gross proceeds of the offering.

Consolidated Statements of Operations, page F-4

65.         Please present income applicable to common stock pursuant to SAB Topic 6:B.

Our statements of operations have been revised to present income applicable to common stock.

66.         It appears that paragraph 6 of SFAS no. 128 would require you to present EPS in accordance with paragraphs 36-39 of SFAS no. 128. If otherwise, please explain in detail.

Our statements of operations have been revised to present EPS in accordance with SFAS No. 128.

67.         Please revise to include earnings per share data, including basic and diluted per-share amounts related to discontinued operations. See Rule 5-03(b)(20) of Regulation S-X and paragraphs 36-38 of SFAS 128.

Our statements of operations have been revised to present EPS in accordance with SFAS No. 128.

Consolidated Statement of Cash Flows, page F-6

68.         While we believe it is preferable to present cash flows from continuing versus discontinued operations separately, technically you should begin the statement of cash flows with net income pursuant to paragraph 38 of SFAS no. 95. Please revise the year ended January 31, 2005.

Our financial statements have been revised to present the statements of cash flows beginning with net income, rather than net income from continuing operations.

69.         Please tell us your basis in GAAP for classifying as operating cash flows floor plan financing arrangements through a lender that is not related to the supplier. See the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows presentation of floor plan financing arrangements available on our website at www.sec.gov/news/speech/spchl20605jl.htm.

With due consideration given to the remarks in the referenced speech by Mr. Levine, we believe that the cash flow reporting of our floorplan financing arrangements as operating activities is appropriate and provides more useful information to the users of the financial statements than the approach suggested. The terms and substance of our floorplan arrangements with a lender not related to the supplier are similar to those with suppliers. As such, we do not believe there is a GAAP basis to have differential cash flow reporting for transactions with the same substance, and to do so results in less transparent information to the financial statement users than the current presentation.

Note 1. Business Activity and Significant Accounting Policies, page F-8

70.         Please revise to include the following related to your EPS calculation:

•                  A reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations;

•                  The effect that has been given to preferred dividends in arriving at income available to common stockholders in computing basic EPS; and

•                  Any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.

See paragraphs 40(a)-(c) of SFAS 128.

Note 1 of our notes to financial statements has been revised to include all earnings per share disclosures required by SFAS 128.

71.         Please disclose how you classify shipping and handling costs and amounts billed to customers for shipping and handling. See paragraph 5 and 6 of EITF 00-10. If you do not incur shipping and handling, please advise.

Our financial statements have been revised to disclose our accounting policies with respect to shipping and handling costs.

Inventories, page F-9

72.         Please tell us your basis in GAAP for recording market value adjustments on equipment leased determined by a percentage of rental income received on individual units. Please explain to us how 80% of rental income received translates into a market based measurement. We assume you are classifying these leases as operating leases. If otherwise, please explain the nature of the leases in detail. Finally, please consider disclosing, as applicable, the information required by paragraphs 23(a)-(c) of SFAS related to your leasing transactions.

Used inventory, which includes inventory that has been leased, is valued at the lower of cost (specific identification) or market, as disclosed. All used inventory, including that which has been leased is subject to periodic lower of cost or market evaluation. We utilize a method of initially recording market value adjustments at 80% of rental income received to adjust for changes in value related to usage until a specific market value assessment has been made. The specific market value evaluations are completed for all interim reporting periods, thus resulting in the specific identification valuation disclosed. We have revised our disclosure to more appropriately describe our valuation policy.

Paragraph 23 of SFAS 13 indicates that when leasing is a significant part of the lessor’s business activities applicable disclosures, described in that paragraph, should be included in the notes to financial statements. The extent of our leasing activities is not considered significant, therefore, no disclosure is required.

Note 7. Long-Term Debt, page F-13

73.         Please tell us if you have imputed interest in accordance with APB 21 on any non-interest bearing notes that were given in exchange for property, goods, or services. Additionally, please disclose the following related to these notes:

•                  The unamortized discount or premium that is reported in the balance sheet as a direct deduction from or as an addition to the face amount of the note;

•                  The face amount of the note;

•                  The effective interest rate;

•                  Amortization of discount or premium reported as interest in the income statement; and

•                  Related debt issue costs that are reported as deferred charges in the balance sheet See paragraph 16 of APB 21.

We have previously calculated the applicable imputed interest on our outstanding non-interest bearing notes and determined this interest to be immaterial to our financial statements. The imputed interest amounts calculated are not material due to a relatively short non-interest bearing period on the applicable notes (less than two years) and required monthly principal payments during the term of the notes.

74.         Please disclose the nature and/or the significant terms related to your $825,000 note disclosed in the 2006 column. It is not clear from the current disclosure what it represents.

We have revised our long-term debt disclosure to include the terms of the $825,000 note existing at January 31, 2006.

Note 10. Subordinated Debentures, page F-15

75.         We note debentures issued on behalf of Titan Income Holdings and Bernard Smith on page F-15. Please revise to state separately related party amounts included in long-term debt and subordinate debentures. Additionally, please consider disclosing the nature of the relationship of your related party transactions. See Rule 4-08(k) of Regulation S-X and paragraph 2 of SFAS 57.

We have revised the disclosures with respect to subordinated debentures to clearly identify those with related parties and to disclose the nature of relationship with the related party.

76.         Please tell us how you view the provisions surrounding issuance of warrants in the event of early paydown/off of the debentures to stockholders from an income statement and EPS perspective. In addition, please show us whether and how you are including the dilutive effect of convertible debt in your computation of EPS. We may have further comment.

We have disclosed the effect of the recapitalization agreement pertaining to the holders of the $3,350,000 subordinated convertible debt in Note 10 – “Subsequent Events” of the notes to the financial statements for the period ended July 31, 2007. The result of this agreement does not have a material effect on the EPS calculation and therefore, pursuant to paragraph 41 of SFAS 128, we have not disclosed this information within our earnings per share disclosure.

When considering the dilutive effect of convertible debt, we have added back the after-tax amount of interest recognized during the fiscal period to the numerator and have applied the treasury stock method to calculate the dilutive effect of the assumed conversion of the convertible debt on the denominator. In the event of antidulition, the effect of this computation was removed when determining diluted earnings per share. Please also see the disclosure that was added to Note 1 regarding earnings per share.

Note 11. Operating Leases and Related Party Transactions, page F-16

77.         If applicable, please disclose how your leases with step rent provisions or other lease concessions are accounted for. If, as we assume, they are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, the financial statements should be revised to account for them in that manner. See SFAS 13 and FTB 88-1.

Our operating leases are accounted for on a straight-line basis over the minimum lease terms. We have revised our footnote disclosure accordingly.

Note 12. Income Taxes page F-17

78.         Please disclose your reconciliation of income tax expense attributable to continuing operations for the fiscal years presented to the amount of income tax expense that would be applied using domestic federal statutory rates to pretax income from continuing operations. See paragraph 47 of SFAS 109.

We have revised our income tax disclosure to include a reconciliation of income taxes attributable to continuing operations to the amount of income tax expense that would be applicable based upon the use of statutory tax rates.

Note 13. Capital Structure, page F-18

79.         Please disclose the amount of the liquidation preferences and the specific voting privileges related to your preferred stock. See paragraphs 4 and 6 of SFAS 129.

Note 13 of our notes to financial statements has been revised to include the amount of liquidation preferences and the specific voting privileges related to our preferred stock.

Note 14. Common Stock Options and Warrants, page F-19

80.         Please reconcile for us the disclosures in Note 14 related to your warrants to the amounts reflected in the consolidated statements of stockholders’ equity and disclosures in Item 15 on page 11-3. Please disclose for each issuance of warrants the date and purpose for issuing the warrants, the fair values assigned to each issuance, and the significant assumptions used to determine the fair value of the warrants. Further, please tell us why the warrants meet each of the criteria in paragraphs 12 to 32 of EITF 00-19 and qualify for the scope exception in paragraph 11(a) of SFAS 133 that supports your equity classification.

We have revised our financial statements to include disclosure for each outstanding stock purchase warrant, the respective issuance date, purpose of issuance, the fair value assigned to the warrant, and the significant assumptions used to value the warrant.

The terms of each of the outstanding warrants are such that: (1) there are no terms that allow for or require cash or net cash settlement; (2) they can be settled with unregistered shares; (3) we have sufficient authorized and unauthorized shares to settle the contract; (4) there are no provisions in which the holders have rights that rank higher than the holder of the underlying common stock; and (5) there are no collateral requirements. Accordingly, we believe that the warrants are appropriately classified as equity.

81.         To the extent you issued convertible debt with detachable warrants, please tell us whether the instruments included a beneficial conversion option. In doing so, please tell us the market price of your common stock on the issuance dates of the instruments, the fair value assigned to the warrants, how you determined market price of your common stock, and the effective conversion price of the instruments based on the proceeds allocated to the convertible debt instruments and warrants. Please also tell us how you allocated the proceeds to the convertible debt instruments and warrants. See paragraph 16 of APB 14 and EITF 98-5 and 00-27.

The warrants issued in conjunction with subordinated debt are not considered to have beneficial conversion alternatives, as the exercise price of the warrants was set at a price that management believed to be the best estimate of the value of the common stock as of the issuance date; i.e., the conversion price was equal to the estimated fair value of the underlying stock at the date of issuance. The market value of the stock was determined by our board of directors, in consultation with our financial advisors, and through negotiations with the holders of the subordinated debt. As has been disclosed in Note 14 to the financial statements, the value of the warrants was determined using the Black-Scholes valuation method, with assumptions similar to those used in valuing stock options.

Stock Options, page F-19

82.         Please tell us how your calculation of expected volatility complies with paragraphs A22 and A43 of SPAS 123(R) and Question 6 of SAB Topic 14:Dl. Specifically, please tell us whether your stock has traded on an exchange or over the counter and relative volume. We may have further significant comments.

Our stock has not been traded on an exchange or over-the-counter market. As such, the estimated share values used to estimate future volatility are based upon management’s best estimate of the value of the shares based upon the internal market for its shares. This method has been applied consistently since our adoption of SFAS 123(R).

83.         Please tell us how you reflect the stock compensation expense and related income tax benefit in your statement of cash flows for the year ended January 31, 2007. Also, please tell us why proceeds from the issuance of preferred stock, stock options, and warrants on page F-7 approximately equal the amount of stock compensation for the year ended January 31, 2007. If there is any relationship between the two items, please explain the nature to us.

We inadvertently reflected the stock compensation expense and related income tax benefit as proceeds from the issuance of stock options within Financing Activities on the statements of cash flows. We have revised our statement of cash flows to reflect this expense, net of tax, within the Operating Activities section.

Note 16. Contingencies, page F-21

84.         Please tell us whether you are accounting for the sales contracts sold as sales or financings. If sales, please show us how they meet the requirements for sale accounting under GAAP. We assume sales contracts are receivables you are entitled to as a result of sale of your merchandise. If otherwise, please clarify our understanding.

The sales contracts referred to in Note 16 to the financial statements represent receivables from customers for the sale of merchandise, which have been settled upon the customer obtaining financing from an unrelated third-party lender or finance company, thus the “sale” of the contract to the third-party. A small percentage of these contracts are transferred with recourse, as has been disclosed in the financial statements. Revenue is recognized upon the sale of the merchandise, as disclosed in Note 1 to the financial statements. No additional revenue is recorded upon the transfer of the contract to subsequent holder of the contract.

Note 18. Business Combinations, page F-22

85.         You disclose that you borrowed approximately $1.6 million in floorplan notes payable and $1.3 million in long-term debt to finance your acquisitions for the year ended January 31, 2006. Please provide us a reconciliation of these amounts to the total cash paid for these acquisitions disclosed in your statement of cash flows for the year ended January 31, 2006. See paragraph 20 of SFAS 141.

The $1.6 million in floorplan notes payable and $1.3 million in long-term debt incurred related to the respective business combination were not a portion of the purchase price of the transaction, rather separately identifiable financing activities related to, but entered into separate from the acquisition. This additional disclosure has been included to clarify for the users of the financial statements the details of financing activities separate from, but related to, the acquisitions – please also see the separate line item reporting on the statements of cash flows for “Proceeds from long-term debt borrowings and subordinated debentures for acquisitions” in financing activities and “Floorplan notes payable – acquisitions” in operating activities.

Unaudited Interim Financial Statements for the Period Ended April 30, 2007, page F-26

86.         Please address the comments above as applicable.

We have addressed all relevant comments in our interim financial statements included in the registration statement.

Note 1. Business Activity and Accounting Policies, page F-29

Recently Issued Accounting Pronouncements, page F-29

87.         You disclose that FIN 48 was effective for fiscal years beginning after December 15, 2006; however, it does not appear that you adopted this guidance. Please explain why you are still assessing the effects of FIN 48 as of your first fiscal quarter for the 2008 fiscal year.

We have revised our financial statements for the interim periods to appropriately include the adoption of FIN 48 effective for the year ending January 31, 2008, and the fact that we believe the adoption of this standard will not have a material effect on our financial statements.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities. page II-2

88.         For the private placements you described in this section, please state briefly the facts that you relied upon for the exemptions.

The registration statement has been revised in response to this comment.

Item 16. Exhibits and Financial Statement Schedules, page 11-3

89.         Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

We are filing several of the required exhibits with Amendment No. 2 to the Registration Statement and will file any additional required exhibits as soon as possible.

The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Alex Rosenstein (612-492-7341) or Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose

Melodie R. Rose

Direct Dial:  612.492.7162

Email:  mrose@fredlaw.com

cc:                                 David J. Meyer

Peter Christianson

Jonathan R. Zimmerman

Brian Bluhm